BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

August 17, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:          Narragansett Insured Tax-Free Income Fund
File Nos. 2-33-48696 and 811-6707

Ladies and Gentlemen:

This letter is to respond to comments we received on August 14, 2012 from Mr. Bo Howell of the Securities and Exchange Commission (the “Commission”) regarding the preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy (collectively, the “Proxy Statement”) filed by Narragansett Insured Tax-Free Income Fund (the “Fund”) on August 7, 2012.

Below are the Staff’s comments regarding the Proxy Statement and the Fund’s responses thereto:

A.      Annual Meeting Proposal No. 1 - Election of Trustees.

1.	Comment:
The Staff requested that the Fund provide additional disclosure regarding the substance of the experience, qualifications and attributes that led to the conclusion that the nominees should serve as the Trustees of the Fund, for example by detailing the roles in which each Trustee served in obtaining the experience described in the current disclosure.

	Response:	The Fund has added disclosure to address the Staff’s request.

B.	Special Meeting Proposal No. 1A - Approval of Elimination of the Fund’s Fundamental Policy Regarding Insured Rhode Island Obligations.

1.	Comment:
The Staff requested that the Fund add an affirmative statement in the second to last paragraph of the disclosure regarding Proposal 1A to clarify further that, if shareholders approve the proposal, the Fund will continue to have a fundamental policy requiring it to invest at least 80% of its assets in tax-free municipal obligations which pay interest exempt from Rhode Island state and regular Federal income taxes and the income paid on which will not be subject to the Alternative Minimum Tax.

	Response:	The Fund has added disclosure to address the Staff’s request.

We hope that this letter addresses your comments with respect to the Proxy Statement.  Please note that attached is a letter from the Fund to the Commission that includes certain “Tandy” acknowledgments.  If you should have any further questions, please do not hesitate to contact the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Diana P. Herrmann
Charles E. Childs III
Roger P. Joseph, Esq.
Toby R. Serkin, Esq.

Narragansett Insured Tax-Free Income Fund
380 Madison Avenue, Suite 2300
New York, New York 10017

August 17, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:          Narragansett Insured Tax-Free Income Fund
File Nos. 33-48696 and 811-6707

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy (collectively, the “Proxy Statement”) filed by Narragansett Insured Tax-Free Income Fund (the “Registrant”) on August 7, 2012, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Narragansett Insured Tax-Free Income Fund

By:  /s/ Charles E. Childs, III
        Name:  Charles E. Childs, III
        Title:  Secretary